UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(A)

Parametric Sound Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

699172201

(CUSIP Number)

John T. Hanson

Parametric Sound Corporation

100 Summit Lake Drive, Suite 100

Valhalla, New York 10595

914-345-2255

Copy to:

Henry N. Nassau, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

215-994-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 699172201

1.	Name of reporting person SG VTB Holdings, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 30,227,100*
	9.	Sole dispositive power 15,438,830*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 30,227,100
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 72.6%**
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

*	See Items 2, 4 and 5.
**	Based on 41,613,648 Issuer Common Shares (as defined herein) outstanding, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 24, 2014.

CUSIP Number 699172201

1.	Name of reporting person Ronald Doornink 2012 Irrevocable Trust, dated November 30, 2012
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,007,908*
	9.	Sole dispositive power 1,007,908*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 30,227,100
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 72.6%**
14.	Type of reporting person (see instructions) OO (Trust)

*	See Items 2, 4 and 5.
**	Based on 41,613,648 Issuer Common Shares (as defined herein) outstanding, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 24, 2014.

CUSIP Number 699172201

1.	Name of reporting person Martha M. Doornink 2012 Irrevocable Trust, dated November 30, 2012
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,007,908*
	9.	Sole dispositive power 1,007,908*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 30,227,100
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 72.6%**
14.	Type of reporting person (see instructions) OO (Trust)

*	See Items 2, 4 and 5.
**	Based on 41,613,648 Issuer Common Shares (as defined herein) outstanding, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 24, 2014.

CUSIP Number 699172201

1.	Name of reporting person Michael Rowe
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,996*
	9.	Sole dispositive power 35,996*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 30,227,100
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 72.6%**
14.	Type of reporting person (see instructions) IN

*	See Items 2, 4 and 5.
**	Based on 41,613,648 Issuer Common Shares (as defined herein) outstanding, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 24, 2014.

CUSIP Number 699172201

1.	Name of reporting person Amie Rowe
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,996*
	9.	Sole dispositive power 35,996*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 30,227,100
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 72.6%**
14.	Type of reporting person (see instructions) IN

*	See Items 2, 4 and 5.
**	Based on 41,613,648 Issuer Common Shares (as defined herein) outstanding, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 24, 2014.

CUSIP Number 699172201

1.	Name of reporting person Carmine Bonanno
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,842,213*
	9.	Sole dispositive power 5,842,213*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 30,227,100
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 72.6%**
14.	Type of reporting person (see instructions) IN

*	See Items 2, 4 and 5.
**	Based on 41,613,648 Issuer Common Shares (as defined herein) outstanding, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 24, 2014.

CUSIP Number 699172201

1.	Name of reporting person Frederick Romano
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,842,213*
	9.	Sole dispositive power 5,842,213*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 30,227,100
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 72.6%**
14.	Type of reporting person (see instructions) IN

*	See Items 2, 4 and 5.
**	Based on 41,613,648 Issuer Common Shares (as defined herein) outstanding, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 24, 2014.

CUSIP Number 699172201

1.	Name of reporting person Doornink Revocable Living Trust, dated December 17, 1996, as amended
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,016,036*
	9.	Sole dispositive power 1,016,036*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 30,227,100
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 72.6%**
14.	Type of reporting person (see instructions) OO (Trust)

*	See Items 2, 4 and 5.
**	Based on 41,613,648 Issuer Common Shares (as defined herein) outstanding, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 24, 2014.

CUSIP Number 699172201

1.	Name of reporting person Kenneth A. Fox
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 30,227,100*
	9.	Sole dispositive power 15,438,830**
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 30,227,100
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 72.6%***
14.	Type of reporting person (see instructions) IN

*	See Items 2, 4 and 5.
**	See Items 2 and 5. Kenneth A. Fox is the sole manager of SG VTB (as defined herein) and has voting and investment control over the securities held by SG VTB. As such, Mr. Fox may be deemed to have beneficial ownership of the Issuer Common Shares (as defined herein) owned by SG VTB. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Fox that he is the beneficial owner of any of the Issuer Common Shares owned by SG VTB for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
***	Based on 41,613,648 Issuer Common Shares (as defined herein) outstanding, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 24, 2014.

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment”) to the statement on Schedule 13D (the “Schedule 13D”) relates to the common shares, par value $0.001 per share (the “Issuer Common Shares”), of Parametric Sound Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 100 Summit Lake Drive, Suite 100, Valhalla, New York 10595.

On April 29, 2014, the Issuer announced the closing of an underwritten public offering of 4,000,000 Issuer Common Shares (“New Shares”) at $10.00 per New Share (the “Share Issuance”). As a result of the Share Issuance, the total number of outstanding Issuer Common Shares increased to 41,613,648 (the “Outstanding Share Increase”). The Reporting Persons did not participate in, or acquire or dispose of any shares in, the Shares Issuance. As a result of the Share Issuance (and more specifically, the Outstanding Share Increase), the percentage of outstanding Issuer Common Shares that the Reporting Persons may be deemed to be the beneficial owner of was reduced by more than one percent and this Amendment is being filed in connection therewith.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”):

Reporting Person	Address
SG VTB Holdings, LLC	402 West 13th Street New York, New York 10014
Kenneth A. Fox	402 West 13th Street New York, New York 10014
Ronald Doornink 2012 Irrevocable Trust, dated November 30, 2012	601 Delaware Avenue, Floor 2 Wilmington, Delaware 19801

Martha M. Doornink 2012 Irrevocable Trust, dated November 30, 2012	601 Delaware Avenue, Floor 2 Wilmington, Delaware 19801

Michael Rowe	1032 Canyon Creek Drive Rochester Hills, Michigan 48306
Amie Rowe	17430 College Parkway Livonia, Michigan 48152
Carmine Bonanno	39 Albermarle Road White Plains, New York 10605.
Frederick Romano	3176 Arbour Lane Yorktown Heights, New York 10598
Doornink Revocable Living Trust, dated December 17, 1996, as amended	100 Summit Lake Drive, Suite 100 Valhalla, New York 10594

SG VTB Holdings, LLC (“SG VTB”), a Delaware limited liability company, is an affiliate of Stripes Group LLC (“Stripes”), a private equity firm focused on internet, software, healthcare IT, and branded consumer products businesses, and is principally engaged in the business of making investments in securities. SG VTB does not have any directors or officers.

Kenneth A. Fox is the sole manager of SG VTB and has voting and investment control over the securities held by SG VTB. Due to his relationship to SG VTB, Mr. Fox may be deemed to have shared voting and investment power with respect to the Issuer Common Shares that SG VTB beneficially owns or may be deemed to have beneficial ownership over as a result of the Stockholder Agreement (as defined below). As such, Mr. Fox may be deemed to have beneficial ownership over such Issuer Common Shares. Mr. Fox, however, disclaims beneficial ownership of such Issuer Common Shares. Mr. Fox’s principal occupation is as managing partner of Stripes, and he serves as a director of the Issuer.

The Ronald Doornink 2012 Irrevocable Trust, dated November 30, 2012 (the “RD 2012 Trust”) is a trust formed under the laws of State of Delaware. The trustee is the Goldman Sachs Trust Company of Delaware. The trust was established by Ronald Doornink, a director of the Issuer.

The Martha M. Doornink 2012 Irrevocable Trust, dated November 30, 2012 (the “MD 2012 Trust”) is a trust formed under the laws of the State of Delaware. The trustee is the Goldman Sachs Trust Company of Delaware. The trust was established by Martha Doornink, the spouse of Ronald Doornink, a director of the Issuer.

Michael Rowe’s principal occupation is as a consultant, and his principal business address is 1032 Canyon Creek Drive, Rochester Hills, Michigan 48306. Mr. Rowe is a citizen of the United States.

Amie Rowe’s principal occupation is as an industrial/organizational psychologist, and is currently Director, Talent Management, at Market Strategies International, 17430 College Parkway, Livonia, Michigan 48152. Ms. Rowe is a citizen of the United States.

Carmine Bonanno is a retired individual, and his principal business address is 39 Albermarle Road, White Plains, New York 10605. Mr. Bonanno is a citizen of the United States.

Frederick Romano’s principal occupation is as a consultant and his principal business address is 3176 Arbour Lane, Yorktown Heights, New York 10598. Mr. Romano is a citizen of the United States.

The Doornink Revocable Living Trust, dated December 17, 1996, as amended (the “1996 Trust”) is a trust formed under the laws of the State of California. The co-trustees are Mr. Doornink and Mrs. Doornink. The trust was established by Mr. Doornink, a director of the Issuer.

Information in this Schedule 13D with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable. As described more fully in Item 1 above, the events giving rise to the obligation of the Reporting Persons to file this Amendment did not involve any transactions effected by one or more Reporting Persons with respect to the New Shares.

Item 4.	Purpose of Transaction

Not applicable. As described more fully in Item 1 above, the events giving rise to the obligation of the Reporting Persons to file this Amendment did not involve any transactions effected by one or more Reporting Persons with respect to the New Shares.

The Reporting Persons understand that the Issuer’s Board of Directors may, consistent with their fiduciary duties to the Issuer and its stockholders, explore ways to raise capital, including possibly through the issuance of additional debt or equity, or pursue an extraordinary corporate transaction, such as a reorganization. Each Reporting Person that owns Issuer Common Shares assesses the Issuer’s business, financial condition, and results of operations as well as economic conditions and securities markets in general and those for the Issuer’s shares in particular. Depending on such assessments, one or all of such Reporting Persons may acquire additional shares or may sell or otherwise dispose of all or some of the shares of the Issuer’s common stock, subject to the provisions of the

Stockholder Agreement. Each Reporting Person may also consider participating in any proposal to raise capital or reorganize the Issuer that the Issuer may propose or pursue in the future. Such actions will depend on a variety of factors, including current and anticipated trading prices for common stock, alternative investment opportunities, the terms of any such proposals, and general economic, financial market and industry conditions.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

As discussed in Item 6 below, the Reporting Persons have agreed to aggregate their voting power with respect to the election of directors of the Issuer that have been designated by SG VTB pursuant to the Stockholder Agreement. As a result of the Stockholder Agreement, SG VTB and Mr. Fox (in his capacity as the sole manager of SG VTB) may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act, as amended) of, and shared power to vote or direct the vote of 30,227,100 Issuer Common Shares, which represents approximately 72.6% of the outstanding shares thereof. Such percentage is based on 41,613,648 Issuer Common Shares (as defined herein) outstanding, as set forth in the Issuer’s prospectus filed with the Securities and Exchange Commission on April 24, 2014.

In order for a Reporting Person other than SG VTB or Mr. Fox to be treated as having or sharing beneficial ownership of securities held by any other party to the Stockholder Agreement, evidence beyond formation of the group under Rule 13d-5(b) would need to exist. Since such other Reporting Persons do not have the right to designate a director to the Issuer’s Board of Directors or otherwise share the power to vote or direct the vote of any other Reporting Person’s Issuer Common Shares, no Reporting Person other than SG VTB and Mr. Fox is deemed to beneficially own another Reporting Person’s Issuer Common Shares solely as a result of entering into the Stockholder Agreement.

While certain Reporting Persons share voting power as described above, each Reporting Person retains the sole dispositive power with respect to the shares beneficially owned by such Reporting Person, subject to the terms of the Stockholder Agreement.

SG VTB directly beneficially owns 15,438,830 Issuer Common Shares and retains sole dispositive power over such shares. Such shares constitute approximately 37.1% of the outstanding Issuer Common Shares. SG VTB also may be deemed to beneficially own 14,788,270 Issuer Common Shares beneficially owned by the other Reporting Persons. Such shares constitute, in the aggregate, approximately 72.6% of the outstanding Issuer Common Shares. Kenneth A. Fox is the sole manager of SG VTB. Due to his relationship to SG VTB, Mr. Fox may be deemed to have shared voting and investment power with respect to the Issuer Common Shares that SG VTB beneficially owns or may be deemed to have beneficial ownership over as a result of the Stockholder Agreement. As such, Mr. Fox may be deemed to have beneficial ownership over such Issuer Common Shares. Mr. Fox, however, disclaims beneficial ownership of such Issuer Common Shares.

The RD 2012 Trust beneficially owns 1,007,908 Issuer Common Shares and retains sole dispositive power and shared voting power over such shares. Such shares constitute approximately 2.4% of the outstanding Issuer Common Shares.

The MD 2012 Trust beneficially owns 1,007,908 Issuer Common Shares and retains sole dispositive power and shared voting power over such shares. Such shares constitute approximately 2.4% of the outstanding Issuer Common Shares.

Michael Rowe beneficially owns 35,996 Issuer Common Shares and retains sole dispositive power and shared voting power over such shares. Such shares constitute less than 0.1% of the outstanding Issuer Common Shares.

Amie Rowe beneficially owns 35,996 Issuer Common Shares and retains sole dispositive power and shared voting power over such shares. Such shares constitute less than 0.1% of the outstanding Issuer Common Shares.

Carmine Bonanno beneficially owns 5,842,213 Issuer Common Shares and retains sole dispositive power and shared voting power over such shares. Such shares constitute approximately 14.0% of the outstanding Issuer Common Shares.

Frederick Romano beneficially owns 5,842,213 Issuer Common Shares and retains sole dispositive power and shared voting power over such shares. Such shares constitute approximately 14.0% of the outstanding Issuer Common Shares.

The 1996 Trust beneficially owns 1,016,036 Issuer Common Shares and retains sole dispositive power and shared voting power over such shares. Such shares constitute approximately 2.4% of the outstanding Issuer Common Shares.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in Issuer Common Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholder Agreement

On January 15, 2014, the Issuer completed the merger (the “Merger”) of its wholly-owned subsidiary, Paris Acquisition Corp., a Delaware corporation (“Merger Sub”), with and into VTB Holdings, Inc., a Delaware corporation (“VTBH”), in accordance with the terms and conditions of the Agreement and Plan of Merger dated August 5, 2013 among the Issuer, VTBH and Merger Sub (the “Merger Agreement”). Concurrently with the execution of the Merger Agreement, on August 5, 2013, the Issuer, VTBH and each of the Reporting Persons entered into a Stockholder Agreement (the “Stockholder Agreement”) pursuant to which the Reporting Persons agreed to certain restrictions, including block voting covenants, and other provisions with respect to the VTBH capital stock then held by them and the Issuer Common Shares subsequently issued to them in the Issuance (including the Issuer Common Shares issued to the Reporting Persons, collectively, the “Merger Shares”).

Pursuant to the Stockholder Agreement, the Reporting Persons have agreed, effective as of the closing of the Merger, to the formation of a group (the “Stockholder Group”) for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons agreed to the block voting covenants in the Stockholder Agreement in order to have the Issuer qualify as a “controlled company” under NASDAQ rules following the closing of the Merger. Specifically, the Reporting Persons agreed, effective from and after the closing of the Merger, to vote their Merger Shares to ensure that SG VTB has the right to designate seven directors to the Issuer’s Board of Directors (including the Chief Executive Officer of the Issuer and two independent directors) so long as SG VTB and its affiliates collectively beneficially own at least 10% of the outstanding capital stock of the Issuer. The Reporting Persons’ obligations with respect to the formation of the Stockholder Group and the voting requirements referred to above with respect to the Issuer’s Board of Directors terminate upon the first to occur of (i) the failure of the Stockholder Group to hold shares representing an aggregate of at least 50.1% of the voting power of the Issuer and (ii) termination by the mutual agreement of the Issuer and the Stockholder Group.

In addition, pursuant to the Stockholder Agreement, each Reporting Person (i) has agreed not to sell or otherwise transfer his, her or its Merger Shares for a period of six months following the closing of the Merger, subject to certain exceptions, and (ii) from and after the closing of the Merger, is entitled to certain registration rights covering the Merger Shares, including customary piggyback registration rights for all Reporting Persons and demand registration rights for SG VTB. The Stockholder Agreement also includes customary indemnification and expense reimbursement obligations in connection with registrations of Merger Shares conducted pursuant to the Stockholder Agreement.

Most of the provisions of the Stockholder Agreement will terminate upon the earlier of (i) the dissolution of the Issuer (unless the Issuer continues to exist after such dissolution as a limited liability company or in another form, whether incorporated in Delaware or another jurisdiction) and (ii) the consummation of a disposition of shares by SG VTB and its affiliates that would have the effect of transferring to a person or group that is not an affiliate of SG VTB or a portfolio company of one or more SG VTB affiliates a number of Issuer Common Shares such that, following the consummation of such disposition, such person or group possesses the voting power to elect a majority of the Issuer’s Board of Directors (whether by merger, consolidation, sale or transfer of common stock or otherwise), or a majority of the board of directors (or similar body) of any successor entity; provided however, that (a) for so long as SG VTB and its affiliates collectively own any Merger Shares, the registration rights set forth in the Stockholder Agreement shall not terminate without the prior written consent of SG VTB unless the Stockholder Agreement is terminated prior to the closing of the Merger, and (b) the indemnification provisions with respect to the registration rights in the Stockholder Agreement survive any termination of the Stockholder Agreement.

The foregoing summaries of the Merger Agreement and Stockholder Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreement, which is, in each case, incorporated herein by reference.

Except as set forth above and in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

1.	Joint Filing Agreement, by and among SG VTB Holdings, LLC, Ronald Doornink 2012 Irrevocable Trust, dated November 30, 2012, Martha M. Doornink 2012 Irrevocable Trust, dated November 30, 2012, Michael Rowe, Amie Rowe, Carmine Bonanno, Frederick Romano, Doornink Revocable Living Trust, dated December 17, 1996, as amended, and Kenneth A. Fox, dated as of January 27, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on January 27, 2014 by the Reporting Persons).

2.	Agreement and Plan of Merger dated August 5, 2013, among Parametric Sound Corporation, Paris Acquisition Corp. and VTB Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Parametric Sound Corporation’s Current Report on Form 8-K filed on August 5, 2013).

3.	Stockholder Agreement, by and among Parametric Sound Corporation and the Reporting Persons, dated as of August 5, 2013 (incorporated by reference to Exhibit 99.1 to Parametric Sound Corporation’s Current Report on Form 8-K filed on August 5, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SG VTB HOLDINGS, LLC

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox
Title:	Manager

RONALD DOORNINK 2012 IRREVOCABLE TRUST, DATED NOVEMBER 30, 2012

By:	/s/ Lonn Selbst
Trustee:	The Goldman Sachs Trust Company of Delaware
Name:	Lonn Selbst
Title:	Vice President

MARTHA M. DOORNINK 2012 IRREVOCABLE TRUST, DATED NOVEMBER 30, 2012

By:	/s/ Lonn Selbst
Trustee:	The Goldman Sachs Trust Company of Delaware
Name:	Lonn Selbst
Title:	Vice President

By:	/s/ Michael Rowe
Name:	Michael Rowe

By:	/s/ Amie Rowe
Name:	Amie Rowe

By:	/s/ Carmine Bonanno
Name:	Carmine Bonanno

By:	/s/ Frederick Romano
Name:	Frederick Romano

DOORNINK REVOCABLE LIVING TRUST, DATED DECEMBER 17, 1996, AS AMENDED

By:	/s/ Ronald Doornink and Martha Doornink
Name:	Ronald Doornink and Martha Doornink
Title:	Co-Trustees

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox

Dated: May 22, 2014

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

1.	Joint Filing Agreement, by and among SG VTB Holdings, LLC, Ronald Doornink 2012 Irrevocable Trust, dated November 30, 2012, Martha M. Doornink 2012 Irrevocable Trust, dated November 30, 2012, Michael Rowe, Amie Rowe, Carmine Bonanno, Frederick Romano, Doornink Revocable Living Trust, dated December 17, 1996, as amended, and Kenneth A. Fox, dated as of January 27, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on January 27, 2014 by the Reporting Persons).

2.	Agreement and Plan of Merger dated August 5, 2013, among Parametric Sound Corporation, Paris Acquisition Corp. and VTB Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Parametric Sound Corporation’s Current Report on Form 8-K filed on August 5, 2013).

3.	Stockholder Agreement, by and among Parametric Sound Corporation and the Reporting Persons, dated as of August 5, 2013 (incorporated by reference to Exhibit 99.1 to Parametric Sound Corporation’s Current Report on Form 8-K filed on August 5, 2013).